Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

May 3, 2019

Division of Corporation Finance Office of Real Estate and Commodities U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Health Sciences Acquisitions Corporation Registration Statement on Form S-1 Filed April 16, 2019 Amendment No. 1 to Registration Statement on Form S-1 Filed April 29, 2019 File No. 333-230893

Dear SEC Officers:

On behalf of our client, Health Sciences Acquisitions Corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated May 1, 2019 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

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May 3, 2019 Page 2

General

1.	We note your disclosure regarding certain provisions in your organizational documents that will identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including “derivative actions,” subject to certain exceptions. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The disclosure in the Amended S-1 relating to the exclusive forum provision and the exclusive forum provision in the organizational documents have been revised to exclude any and all actions arising under the Securities Act and Exchange Act.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner